SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Carreker Corporation
(Name of Issuer)

Common Stock, $.01 Par Value
(Title of Class of Securities)

144433109
(CUSIP Number)

Robert L. Chapman, Jr.
Chapman Capital L.L.C.
222 N. Sepulveda Blvd.
El Segundo, CA 90245
(310) 662-1900
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 5, 2006
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D CUSIP No. 144433109

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Chap-Cap Partners II Master Fund, Ltd. - 98-0486687
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions)
(a) ☒
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

Not Applicable
6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH _______________	7 SOLE VOTING POWER

0
8 SHARED VOTING POWER

803,700 Common Shares
9 SOLE DISPOSITIVE POWER

0
10 SHARED DISPOSITIVE POWER

803,700 Common Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

803,700 Common Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.2%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

SCHEDULE 13D CUSIP No. 144433109

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Chap-Cap Activist Partners Master Fund, Ltd. - 98-0486684
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☒
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

Not Applicable
6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH _______________	7 SOLE VOTING POWER

0
8 SHARED VOTING POWER

614,918 Common Shares
9 SOLE DISPOSITIVE POWER

0
10 SHARED DISPOSITIVE POWER

614,918 Common Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

614,918 Common Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.4%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

SCHEDULE 13D CUSIP No. 144433109

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Chapman Capital L.L.C. - 52-1961967
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☒
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

Not Applicable
6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH _______________	7 SOLE VOTING POWER

0
8 SHARED VOTING POWER

1,418,618 Common Shares
9 SOLE DISPOSITIVE POWER

0
10 SHARED DISPOSITIVE POWER

1,418,618 Common Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,418,618 Common Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.6%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IA

SCHEDULE 13D CUSIP No. 144433109

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Robert L. Chapman, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☒
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

Not Applicable
6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH _______________	7 SOLE VOTING POWER

0
8 SHARED VOTING POWER

1,418,618 Common Shares
9 SOLE DISPOSITIVE POWER

0
10 SHARED DISPOSITIVE POWER

1,418,618 Common Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,418,618 Common Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.6%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

INTRODUCTION

This Schedule 13D is being filed on behalf of Chap-Cap Partners II Master Fund, Ltd., and Chap-Cap Activist Partners Master Fund, Ltd., Cayman Islands exempted companies ("The Funds"), Chapman Capital L.L.C., a Delaware limited liability company ("Chapman Capital"), Robert L. Chapman, Jr., an individual ("Mr. Chapman" and, together with The Funds and Chapman Capital, the "Reporting Persons"). This Schedule 13D relates to the common stock, $.01 par value per share, of Carreker Corporation, a Delaware corporation (the “Issuer” or "Company"). Unless the context otherwise requires, references herein to the "Common Stock" are to such common stock of the Company. Chapman Capital is the investment manager and adviser to the Funds. The Funds directly own the Common Stock beneficially owned by the Reporting Persons and to which this Schedule 13D relates, and the other Reporting Persons may be deemed to have beneficial ownership over such Common Stock by virtue of the authority granted to them by The Funds to vote and to dispose of the securities held by The Funds, including the Common Stock.

ITEM 1. Security and Issuer

This statement on Schedule 13D relates to the Common Stock of the Company. The address of the principal executive officers of the Company is 4055 Valley View Lane, Dallas, TX 75244.

ITEM 2. Identity and Background

(a)   This statement is being filed by Chap-Cap Partners II Master Fund, Ltd., and Chap-Cap Activist Partners Master Fund, Ltd., Cayman Islands exempted companies ("The Funds"), Chapman Capital L.L.C., a Delaware limited liability company ("Chapman Capital"), Robert L. Chapman, Jr. (collectively, the "Reporting Persons").

(b)   The address of the principal business and principal office of The Funds, Chapman Capital and Mr. Chapman is Pacific Corporate Towers, 222 N. Sepulveda Blvd., El Segundo, California 90245.

(c)   The Fund’s present principal business is investing in marketable securities. Chapman Capital's present principal business is serving as the Investment Manager of The Funds. Mr. Chapman's present principal occupation is serving as Managing Member of Chapman Capital.

(d)   None of the Reporting Persons, nor, to the best of their knowledge, any of their directors, executive officers, general partners or members has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)   None of the Reporting Persons, nor, to the best of their knowledge, any of their directors, executive officers, general partners or members has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)   Mr. Chapman is a citizen of the United States.

 ITEM 3. Source and Amount of Funds or Other Consideration

The total amount of funds used by Chap-Cap Partners II Master Fund, Ltd., to purchase the 803,700 Common Shares reported hereunder was $4,450,220 (including brokerage commissions). All of such funds were derived from working capital.

The total amount of funds used by Chap-Cap Activist Partners Master Fund, Ltd. to purchase the 614,918 Common Shares reported hereunder was $3,400,778 (including brokerage commissions). All of such funds were derived from working capital.

ITEM 4. Purpose of Transaction

The purpose of the acquisition of the securities of the Company beneficially owned by The Funds was to acquire such securities in the ordinary course of their trade or business of purchasing, selling, trading and investing in securities.

The Reporting Persons may in the future consider a variety of different alternatives to achieving their goal of maximizing shareholder value, including negotiated transactions, tender offers, proxy contests, consent solicitations, or other actions. However, it should not be assumed that such members will take any of the foregoing actions. The members of the Reporting Persons reserve the right to participate, alone or with others, in plans, proposals or transactions of a similar or different nature with respect to the Company.

The Reporting Persons intend to review their investment in the Company on a continuing basis and, depending on various factors, including the Company's business, affairs and financial position, other developments concerning the Company, the price level of the Common Stock, conditions in the securities markets and general economic and industry conditions, as well as other investment opportunities available to them, may in the future take such actions with respect to their investment in the Company as they deem appropriate in light of the circumstances existing from time to time. Such actions may include, without limitation, the purchase of additional shares of Common Stock in the open market and in block trades, in privately negotiated transactions or otherwise, the sale at any time of all or a portion of the Common Stock now owned or hereafter acquired by them to one or more purchasers, or the distribution in kind at any time of all or a portion of the Common Stock now owned or hereafter acquired by them.

The Reporting Persons are engaged in the investment business. In pursuing this business, Chapman Capital personnel analyze the operations, capital structure and markets of companies, including the Company, on a daily basis through analysis of documentation and discussions with knowledgeable industry and market observers and with representatives of such companies (often at the invitation of management). From time to time, Chapman Capital analysts may hold discussions with third parties or with management of such companies in which the Reporting Person may suggest or take a position with respect to potential changes in the operations, management or capital structure of such companies as a means of enhancing shareholder value. Such suggestions or positions may relate to one or more of the transactions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Exchange Act, including, without limitation, such matters as disposing of or selling all or a portion of the Company or acquiring another Company or business, changing operating or marketing strategies, adopting or not adopting certain types of anti-takeover measures and restructuring the company's capitalization or dividend policy.

On June 8, 2006, Mr. Chapman sent a critical letter to Mr. Carreker, Jr. and the Board of Directors of the Company. The correspondence, dated June 7, 2006, is attached hereto as Exhibit B.

Except as set forth above and in Exhibit B, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions required to be described in Item 4 of Schedule 13D. Each of such members may, at any time, review or reconsider its position with respect to the Company and formulate plans or proposals with respect to any of such matters, but has no present intention of doing so.

 ITEM 5. Interests in Securities of the Company

(a)   Together, the Reporting Persons beneficially own a total of 1,418,618 shares of Common Stock constituting 5.6% of all of the outstanding shares of Common Stock.

(b)   The Reporting Persons have the shared power to vote or direct the vote of, and to dispose or direct the disposition of, the shares of Common Stock beneficially owned by them.

(c)   The following transactions were effected by the Reporting Persons during the past sixty (60) days:

Chap-Cap Partners II Master Fund, Ltd.
Date	Security	Amount of Shares Bought/(Sold)	Approximate Price per Shares (inclusive of commissions)
6/2/2006	Common Shares	136,600	$5.58
6/2/2006	Common Shares	(100,000)	$5.46
6/2/2006	Common Shares	380,500	$5.47
6/5/2006	Common Shares	33,700	$5.60
6/5/2006	Common Shares	70,000	$5.58
6/5/2006	Common Shares	(700)	$5.59
6/5/2006	Common Shares	8,100	$5.62
6/5/2006	Common Shares	100,000	$5.62
6/6/2006	Common Shares	1,900	$5.56
6/7/2006	Common Shares	13,900	$5.67
6/7/2006	Common Shares	59,700	$5.60

Chap-Cap Activist Partners Master Fund, Ltd.
Date	Security	Amount of Shares Bought/(Sold)	Approximate Price per Shares (inclusive of commissions)
6/2/2006	Common Shares	31,749	$5.58
6/2/2006	Common Shares	333,800	$5.47
6/5/2006	Common Shares	29,300	$5.60
6/5/2006	Common Shares	60,795	$5.58
6/5/2006	Common Shares	(700)	$5.59
6/5/2006	Common Shares	93,900	$5.62
6/6/2006	Common Shares	1,739	$5.56
6/7/2006	Common Shares	12,100	$5.67
6/7/2006	Common Shares	52,235	$5.60

The above transactions were effected by the Reporting Persons on the NASDAQ National Market.

Except as set forth above, during the last sixty days there were no transactions in the Common Stock effected by the Reporting Persons, nor, to the best of their knowledge, any of their directors, executive officers, general partners or members.

(d)   Except as set forth in this Item 5, no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by the Reporting Persons.

(e)   Not applicable.

 ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company

Not applicable.

ITEM 7. Material to be Filed as Exhibits

Exhibit A	Joint Filing Agreement, dated June 8, 2006, among Chap-Cap Partners II Master Fund, Ltd., Chap-Cap Activist Partners Master Fund, Ltd., Chapman Capital L.L.C., and Robert L. Chapman, Jr.

Exhibit B	Letter from Robert L. Chapman, Jr., as Managing Member of Chapman Capital L.L.C., to Mr. John D. Carreker, Jr. of the Company, dated June 7, 2006.

 SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: June 8, 2006	Chap-Cap Partners II Master Fund, Ltd.
By: Chapman Capital L.L.C.,
as Investment Manager

	By:	/s/ Robert L. Chapman, Jr.
Name: Robert L. Chapman, Jr.
Title: Managing Member

Dated: June 8, 2006	Chap-Cap Activist Partners Master Fund, Ltd.
By: Chapman Capital L.L.C.,
as Investment Manager

	By:	/s/ Robert L. Chapman, Jr.
Name: Robert L. Chapman, Jr.
Title: Managing Member

Dated: June 8, 2006	CHAPMAN CAPITAL L.L.C.

	By:	/s/ Robert L. Chapman, Jr.
Name: Robert L. Chapman, Jr.
Title: Managing Member

Dated: June 8, 2006	/s/ Robert L. Chapman, Jr.
Robert L. Chapman, Jr.

Exhibit A

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13D with respect to the Common Stock of Carreker Corporation. dated June 8, 2006, and any further amendments thereto signed by each of the undersigned, shall be filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended.

Dated: June 8, 2006

CHAP-CAP PARTNERS II MASTER FUND, LTD.
By: Chapman Capital L.L.C.,
as Investment Manager

By:	/s/Robert L. Chapman, Jr.
Robert L. Chapman, Jr.
Managing Member

CHAP-CAP ACTIVIST PARTNERS MASTER FUND, LTD.
By: Chapman Capital L.L.C.,
as Investment Manager

By:	/s/Robert L. Chapman, Jr.
Robert L. Chapman, Jr.
Managing Member

CHAPMAN CAPITAL L.L.C.

By:	/s/Robert L. Chapman, Jr.
Robert L. Chapman, Jr.
Managing Member

/s/Robert L. Chapman, Jr.
Robert L. Chapman, Jr.

Exhibit B

[CHAPMAN CHAPITAL L.L.C. LOGO]
Robert L. Chapman, Jr.
Managing Member

June 7, 2006

Mr. John D. Carreker, Jr.
Chairman, CEO, and President
Carreker Corporation
4055 Valley View Lane, Ste. 1000
Dallas, TX 75244
Office: (972) 458-1981
Facsimile: (972) 701-0758

Class I Directors (Exp.: 2008)	Class II Directors (Exp.: 2006)	Class III Directors (Exp.: 2007)

Mr. John D. Carreker, Jr. (63; 1978)	J. Coley Clark (60; 09/2004)	Mr. James D. Carreker (58, 1984)
Chairman and CEO	Director, Carreker Corp. (0% owner1)	Director, Carreker (.3% owner2)
Carreker Corporation(~10.3% owner3)	CEO & President, BancTec, Inc.	Fmr. CEO, Bombay Co.
4055 Valley View Lane, Ste. 1000	2701 E. Grauwyler Road	Fmr. Chairman/CEO, Wyndham
Dallas, TX 75244	Irving, TX 75061	Fmr. Director, Trammel Crow Co.
Office: (972) 851-1164	Fmr. SVP, Electronic Data Systems	Fmr. Director, Patriot American
Facsimile: (972) 701-0758	Director, FundsXpress	6901 Baltimore Drive
	Office: (972) 821-4748	Dallas, TX 75205
	Facsimile: (972) 821-4448	Office: (214) 360-0727

Mr. James R. Erwin (62; 05/2001)	Mr. Richard R. Lee, Jr. (59, 1984)	Mr. Webb Edwards (58, 01/20064)
Lead Director, Carreker (~ 0% owner5)	Ret. Director, Carreker (0.5% owner6)	Director, Carreker (0% owner7)
Managing Director	President, Lee Financial	Ret. President, Wells Fargo Serv.
Erwin Graves & Associates, L.P.	12222 Merit Drive	Fmr. CEVP, Norwest Corporation
Retired Vice Chairman	Dallas, TX 75251	Fmr. EVP, First Interstate Bancorp
Bank of America	Phone: (972) 960-1001	Fmr. SVP, Mercantile National
1312 Sea Spray Lane		28311 N. 104th Way
Dallas, TX 75225-5428		Scottsdale, AZ 85262-8921
Facsimile: (214) 750-0432		Office: (480) 585-3445

1  J. Coley Clark ownership stake: precisely zero shares per Carreker 2006 Proxy Statement
2  James D. Carreker and children ownership stake: approximately 65,000 shares per Carreker 2006 Proxy Statement
3  John D. Carreker and wife ownership stake: approximately 2.7 million shares per Carreker 2006 Proxy Statement
4  Mr. Edwards was appointed to fill the vacancy occurring from the resignation of Former Bank One CEO Ronald G. Steinhart
5  James R. Erwin ownership stake: approximately 10,000 shares per Carreker 2006 Proxy Statement
6  Richard R. Lee ownership stake: approximately 130,000 shares per Carreker 2006 Proxy Statement (Note: retiring at 2006 meeting)
7  Webb Edwards ownership stake: precisely zero shares per Carreker 2006 Proxy Statement

Pacific Corporate Towers, 13th Floor      222 N. Sepulveda Blvd.      El Segundo, CA 90245      (310) 662-1900

Class I Directors (Exp.: 2008)	Class II Directors (Exp.: 2006)	Class III Directors (Exp.: 2007)

Mr. Donald L. House (64; 03/1998)	Mr. Gregory B. Tomlinson (66; 2004)	Mr. David K. Sias (68, 10/1993)
Director, Carreker Corp. (0% owner8)	Director, Carreker (~ 0% owner9)	Director, Carreker (~0.9% owner10)
Chairman, Version One, LLC	Ret. Partner, KPMG LLP	Consultant, Carreker (1993-2001)
Director, Clarus Corporation	4423 Glen Heather Drive	Partner, eVentures Intl., LLC
Former Chairman, Clarus Corp.	Frisco, TX 75034	Fmr. Dir./Adv., ADS Associates
5490 McGinnis Village Place	Office: (972) 987-6084	Fmr. Div. Head, Bankers Trust
Alpharetta, GA 30005		626 Weed Street
Office: (770) 752-4111		New Canaan, CT 06840
Facsimile: (770) 752-4101
	Mr. William C. Hammett, Jr. (59)	Mr. Jeffrey Watkins (45,03/2006)
	Director, Carreker Corp. (unknown)	Director, Carreker (7.2% owner11)
	Vice Chmn., Pegasus Solutions, Inc.	President, Prescott Group Capita
	Fmr. CFO, Dave & Buster’s, Inc.	1924 South Utica, Suite #1120
	Fmr. CFO, La Quinta Inns, Inc.	Tulsa, OK 74104
	8350 North Central Expressway.	Office: (918) 747-3411
Dallas, TX 75206
Office: (214) 234-4000
Facsimile: (214) 234-4040

Via U.S. Postal Service & United Parcel Service

Dear Denny (and the Carreker Board of Directors):

Chap-Cap Partners II and Chap-Cap Activist Partners (the “Chap-Cap Funds”), advised by Chapman Capital L.L.C., own over 1.4 million common shares, or 5.6%, of Carreker Corporation (“Carreker”, the “Company”). To put our ownership into perspective, our hedge funds’ financial interest in Carreker’s common equity now exceeds non-family/Prescott directors’ ownership by a factor of nearly 5-to-1. Interestingly, Carreker’s insiders seem to have enjoyed extraordinary wealth by selling shares to new, potentially less informed public shareholders. Today, less than an estimated 15% 12 of the Company’s shares are owned by management and the Board who oversees them, as compared to approximately 60% just after Carreker’s IPO13. Despite our disproportionate ownership stake in the Company, you would be well advised not to mistaken it for a vote of confidence in you (as Carreker’s caretaker) or its Board of Directors. To the contrary, from the perspective of what may be one of Carreker’s top five owners, Chapman Capital believes that Carreker’s long time (i.e., excluding recently appointed) Board of Directors has been decidedly derelict in its duty to maximize the long term value of the Company.

8  Donald D. House ownership stake: precisely zero shares per Carreker 2006 Proxy Statement.
9  Gregory B. Tomlinson ownership stake: 1,000 shares per Carreker 2006 Proxy Statement.
10  David K. Sias ownership stake: 235,673 shares per Carreker 2006 Proxy Statement.
11  Jeffrey K. Watkins via Prescott Group Capital Management ownership stake: 1,826,909 shares per Carreker 2006 Proxy Statement.
12  Source: Carreker 2006 Proxy Statement, as of May 19, 2006.
13  Source: Carreker Form S-1 dated March 20, 1998.

Pacific Corporate Towers,      13th Floor 222 N. Sepulveda Blvd.      El Segundo, CA 90245      (310) 662-1900

Nearly one year ago on July 6, 2005, Prescott Group Capital Management, L.L.C. (hereinafter, “Prescott”), then and now a 7.2% owner of Carreker14 having paid approximately the market price at that time15 of $5.70 per share16, publicly noted that “several direct competitors to the Issuer have recently been sold at significantly higher valuation metrics than the Issuer current enjoys. Given the continued lack of business execution by the Issuer over the last several years, Reporting Persons may decide to push for the formation of an independent committee to evaluate any and all strategic alternatives. The Reporting Persons believe that Issuer’s broad product line and extremely strong customer list may well make it worth more to a larger strategic acquirer than the value it can derive as an independent operating entity.” Some eleven months after Prescott was forced to confront you and the Board, Carreker’s stock price is literally unchanged despite valiant efforts by Prescott’s President Jeffrey Watkins, whose propitiation apparently was pursued by the Company via the granting in March of decamping Keith Hughes’ board seat. Following this latest year-long episode of a five-year horror show produced by you and the pre-Watkins Board, we hereby petition that Carreker immediately retain an investment bank to evaluate and subsequently consummate the most attractive of a variety of strategic alternatives.

Carreker’s shares are estimated by our firm to be worth in excess of $12.00 per share in a private market transaction involving a strategic buyer that can eliminate duplicative public company and other SG&A/R&D costs currently eviscerating the vast majority of an estimated $60 million in Carreker annual gross income. Unlike competing shareholder activists who received their hunting licenses during my two year absence from the business, Chapman Capital does not intend to provide activist remora17 with a treasure map to Alphaland. However, we hereby shall offer three hints to the remora as they conduct their post-purchase analysis over the coming days: Hint #1 - ((SG&A+R&D)/Gross Income); Hint #2 - Change of Control Parachutes; Hint #3: Customer Footprint. That is the extent to which I am willing to convey free equity research to malignant remora, as I feel compelled to telegraph that we shall be unresponsive to phlebotomizing information down-loaders. Carreker co-owners like Cannell Capital and Kennedy Capital, both of which have excellent track records driven by original research, and have shown they will carry their own weight in the fight for owners’ rights, are always welcome to drop us a line. As in past liberation campaigns, I also expected to receive unsolicited and often anonymous phone calls here at our Los Angeles office (310/662-1900 x 200) offering intelligence regarding management’s past, present and prospective speculative actions.

As a business owner with his name on the company door, I can sympathize with your apparent sense “possessorship” of Carreker Corporation. Nearly 30 years ago, you founded the company. Eight years ago, you took your baby public via an underwriter you outlasted, Robertson Stephens, now a defunct investment bank which failed to survive the carnage of the technology depression of the early 21st Century. As far as the decision to go public was concerned, the good news is that twenty years after you formed the Company, investment bankers put some real money into your pocket and prestige on your sleeve by giving you a stock symbol and a Nasdaq listing. The bad news is where I come into the picture -- the Company is not private, but publicly owned. On March 20, 1998, when you gave the lawyers at Brobeck, Phleger & Harrison the green light to file Carreker-Antinori, Inc.,’s Form S-1 with the S.E.C., you gave up the privilege of picking your “neighbors” in the Carreker Co-Op then operating on the N. Dallas Parkway. Industry-respected but stamina-disadvantaged onetime 11% owner J.W. Seligman & Co. may have abandoned their residence in Carreker shantytown18, but rest assured that based on the tone of today’s conference call, Mr. Rogers did not move into it.

14  Source: Carreker 2006 Proxy Statement, as of May 19, 2006.
15  On July 6, 2005, Carreker common stock’s open/high/low/close prices were $5.93/$5.98/$5.61/$5.70 respectively.
16  Source: Carreker Schedule 13D dated June 30, 2006 and filed by Prescott July 6, 2005.
17  “Remora”: any of several marine fishes of the family Echeneidae, having on the head a sucking disk with which they attach themselves to sharks; see volatility injected into other activist portfolios due to the remora’s often swashbuckling behavior.
18  On June 2, 2006, a 2.3 million share block of Carreker was sold by one large shareholder, conveyed to Chapman Capital by the selling broker to be the entire ownership position of J.W. Seligman; Chapman Capital did not participate in that particular transaction.

Pacific Corporate Towers, 13th Floor      222 N. Sepulveda Blvd.      El Segundo, CA 90245      (310) 662-1900

With Carreker’s stock almost 50% below its $11/share 1998 IPO price and 65% below the Company’s November 2000 secondary offering at $17/share, your “lease on the Company” should have expired years ago. When I walked into our office to start our day at 4:45 a.m. PST, my Bloomberg terminal greeted me with the inspirational quote of the day by a humble oilman who used to live along the same beaches of Los Angeles where today I myself drill for crudely run companies: “A man can fail, but he isn't a failure until he blames someone else” - J. Paul Getty. The quote resonated alongside another computer monitor on my desk displaying a December 1, 2005 American Banker article in which the reporter wrote, “Some tech companies, such as Carreker Corp., have complained of lower than-expected sales this year as banks move very slowly into the world of image.” Sir, with all due respect, if your image exchange selling expenses were worth half the gross income they have ablated, your banking clients would have moved from testing to purchasing many quarters ago. When you blamed your customers for your lack of sales traction, you must have forgotten that on your June 7, 2005, 1QFY2005 conference call that you acknowledged that the Company had lost sales to competitors in the first round of investment in check imaging, stating, “There was a window in ’04 that we missed.” As usual, you expressed confidence that new products would reignite growth, stating, “We’re cautiously optimistic about our 2005 prospects, because we are better positioned than we were at the first of the year.” Anyone reading that quote who also listened to you win “Long Winder of the Year” on yesterday’s earnings conference call must be feeling more than a bit of déjà vu. One thing I have learned in the last few months is that the more long-winded the answer, the shorter the odds the respondent has neither a clue or is unwilling to deliver an honest one.

Your predisposition to take credit for the Company’s glory days exposed you to having to accept blame for the Carreker’s gory ones as well. January 2001 was indeed a glorious time for you professionally, with Carreker stock launched into the jet stream of a $40+/share valuation on the heels of being added to S&P’s SmallCap 600 Index. When such inclusion was announced by the Company, you beamed, “We believe that this broader exposure to the institutional markets will continue to increase the visibility of our proven business model [emphasis added].” A few months later, CNBC gave you a taste of power and fame when you had a “Power Lunch” with its amiable anchorman Bill Griffith. He referred to Carreker as an “e-finance software company” that “earned 22c a share in its fiscal fourth quarter [hard to believe now, isn’t it?] … exactly what the Street was looking for and … up from the earnings of 14c a share in the year ago quarter.” Griffith made the case that you “had to come out on February 22 and just say, ‘you know what, despite concerns we are going to be fine.’ But I wonder, you know, if that is only a temporary situation given what is going on in the information technology business right now.” Possibly after washing down your “power lunch” with your perennially glass half full, you responded, “Well, Bill we are feeling very good about our outlook both in the U.S. and internationally.” Yet, Griffith wanted to drill down a bit and “talk about your business model,” asking, “How much of it is the licensing of your software and how much of it is the consulting services you provide?” You came back with an explanation that had Tivo rewind buttons getting pressed nationwide -- “About 55 percent, or 45 percent, I'm sorry, of our revenue is technology related services and software. The balance is services, about 40 percent of that. Thirty percent of that is revenue enhancement related, which is where we help banks grow their top line. And the balance is general consulting services.” Later, you claimed to the watching public that “[bank] consolidation was [y]our friend,” only moments later to concede that Carreker “had seven banks consolidate this last quarter … that created some of our issues on the top line” (related to the Company’s nearly 20% revenue Street estimate miss). After listening to today’s earnings conference call and reviewing other exhortations such as your fifteen minutes of fame above, I understand why Carreker’s existing and prospective investors may be confused by the Company’s business model and your apparently limp grasp of it.

Pacific Corporate Towers, 13th Floor      222 N. Sepulveda Blvd.      El Segundo, CA 90245      (310) 662-1900

Given your tainted history as a “corporate acquisitor”, we strongly advise that Carrekar not utilize its $40 million in cash and marketable securities19 to flood its income statement, yet once again, with more intangible amortization and overall business risk. Before Robertson Stephens gasped its last breath, you retained them to underwrite a somewhat-well timed, November 2000, secondary offering of over $75 million in new equity (at $17/share). That cash seems to have burned a whole in Carreker’s pocket for six months until Robertson Stephens advised you to drop $55 million of it and borrow $55 million more in debt on a $110 million “accretive”20 cash acquisition of the Check Solutions Company division of First Tennessee Bank and IBM. With Carreker’s financial enterprise (market capitalization less net debt) today valued at less than what you paid on that deal alone, I can understand why you admitted to feeling “frustrated” on today's confrence call.   When you announced the Check Solutions deal in May 2001, gasconade poured effusively as you proclaimed, “For our shareholders, this demonstrates one aspect of our strategy for growth by investing in quality assets that enhance our position as an e-solutions leader [emphasis added].” During your CNBC “power lunch” two months earlier, you donned your “Humble, Conservative Denny Hat” telling anchorman Griffith, “on our earnings call yesterday we actually spoke to $145 million in revenue growth, $0.88 per share, which is slightly below our historical long term compounded annual growth rates of 40 some odd percent on the top and 70 some odd percent on the bottom. But we would rather estimate low and surprise.” Two months later when you celebrated the signing of the $110 million cash Check Solutions deal on May 22, 2001, in addition to skating over the “one-time acquisition-related costs” of approximately $12 million, you forecasted EPS accretion of $0.07 for FY2001 and $0.15-$0.20 per share in EPS accretion for FY2002. However, the market didn’t buy your story, with Carreker stock dropping from a high of $19.65/share to a low of $12.02/share during the week of the announcement.

Within months of announcing your big merger, you certainly surprised Carreker's owners when the wheels fell off the Company wagon. By August 7, 2001, minutely after your power lunch had digested, Carreker pre-announced that its sales would fall 12-13% below recent forecast, and that profit, excluding now overwhelming “one time” costs and amortization (equating to $0.56/share from various “non-recurring items”) would stretch to break into the black at all (vs. the 13c/share quarterly estimate you had supported.) At the time, Carreker cleared the Check Solutions acquisition of any blame, but logic dictates that the shortfall in the Enterprise Solutions Group was at least partially caused by the distraction of closing and assimilating your leveraged acquisition. Two months later in October 2001, Carreker’s stock had fallen to nearly $3.00/share after the Company had to announce that the Delaware Chancery Court had granted Pegasystems, Inc.’s request for a preliminary injunction against “certain activities in connection with the Exception Management products (including a portion of the products acquired during the Check Solutions business combination) …” At the time of Carreker’s December 4, 2001 “earnings” release, Carreker announced an 18c/share quarterly loss even after excluding a $1.03/share loss from merger-related items and write-offs. Just as Carreker’s owners thought it may have been safe to check stock quotes again, on March 12, 2002 Carreker announced adjusted EPS that excluded another loss of $0.14, yet once again, from various “non-recurring items.” On December 24, 2002, Carreker announced what seemed like the beginning of the end by disclosing that the SEC had begun an informal inquiry of the Company and that NASDAQ had started its delisting process. After a brief reprieve from “non-recurring items,” Carreker’s owners were treated on April 30, 2003 to a fiscal year-end flush with $2.12/share in losses from amortization of intangible assets, goodwill impairment, restructuring and other charges. For the next three years until the present time, Carreker’s owners have been subjected almost quarterly to amortization and/or other charges that have done nothing but impair and cloud investors’ ability and willingness to become owners of the Company. I think you should genuflect before life sized posters of B. Riley’s Justin Cable and Craig-Hallum Capital Group’s George Sutton for having the courage to make sellside recommendations to buy Carreker stock to their buyside customers. The task of walking any prospective buyer of Carreker shares through the labyrinth of non-recurring losses and vestigial goodwill amortization is a full time job unto itself.

19  Source: Carreker Corporation press release dated June 7, 2006; cash/equivalents = $34.8 million; marketable securities = $5.9 million.
20  Source: Carreker press release dated May 22, 2001.

Pacific Corporate Towers, 13th Floor      222 N. Sepulveda Blvd.      El Segundo, CA 90245      (310) 662-1900

As Carreker’s stock has traded around an estimated average $6/share since late 2001, your pretext for eschewing a meaningful share repurchase program seems indefensible. On today’s conference call you discouraged a substantial share repurchase recommended by Barrington Partners’ Mike Crawford, using as a smokescreen customers’ alleged desire to see ample cash on Carreker’s balance sheet. With all undue respect, sir, this supposed concern did not stop Carreker from borrowing $55 million during the summer of 2001 to finance half of the ill-fated Check Solutions acquisition. Before you bank on that flimsy pretext, you may want to lob a call into Carreker director Coley Clark, who also serves as CEO and President of recently LBO’d21 BancTec, Inc., “a process, capture and archive hardware and software provider to the banking industry.22” We also encourage you to call BancTec’s financial advisors, Goldman Sachs, for a basic overview of that deal, and Credit Suisse regarding their sellside work on the recent $11 billion ($3.5 billion in equity and $7.5 billon of debt) LBO of SunGard Data Systems Inc. (integrated information technology solutions and electronic processing to banks). In the unlikely event that Carreker should decide to implement a significant (greater than $20 million) share repurchase program, we strongly recommend that you avoid utilizing the services of Westlake Village, CA-based Jones Institutional Trading Services as Chapman Capital, as a major owner of Carreker and based on its own recent experience and perspective, a) believes doing so would violate your fiduciary duties to the Company’s owners to utilize brokers of the highest integrity and reputation thereof, and b) is evaluating bringing legal action and later assisting any prevenient SEC or NASD investigation of Jones & Associates, Inc. and its CEO, Packy Jones.

Any takeover defense by Carreker’s management counterclaiming that Chapman Capital is “attacking” or otherwise adverse to the best interests of the Company (as compared to its management’s careers) is patently preposterous. On behalf of our own partners and shareholders, Chapman Capital has expended nearly $8 million to purchase nearly 6% of the Company, ample incentive to protect rather than punish the investment. Yet, despite a virtually unblemished activist track record and near doubling (on average) of our targets' stock prices following fifteen previous campaigns of “Owner Liberation,” I have been confronted repeatedly with three identical management/director defenses. Accordingly, in order to head off certain tutelary tactics on your part, I hereby articulate Chapman Capital’s rebuttals to the baseless accusations I anticipate:

Baseless Accusation #1: Chapman Capital has made personal attacks against the Company and its management;
Cogent Rebuttal #2: All criticism contained herein targets exclusively Carreker management and directors’ professional actions or inactions (i.e., failure to sell the Company). We are entirely complimentary of the Company’s products, services and non executive employees, while we know nor care little about the personal lives, habits or attributes of Carreker’s management or Board to the extent such deportment does not affect our investment in the Company. Once again, criticism of a person’s behavior in his capacity as a professional fiduciary does not constitute a personal attack.

Baseless Accusation #2: Chapman Capital is acting in concert with other Carreker owners;
Cogent Rebuttal #2: No member of Chapman Capital has engaged in any discussion or other form of communication regarding Carreker with any other owner of Carreker.In fact, the remaining candidate for non-passive behavior on the Company’s shareholder list, marginally smaller-in-share-ownership and quasi-activist SACC Partners, L.P., has not relaxed whatsoever into a state of détente with Chapman Capital following a random reference by an unaffiliated “Duke Peters” to Bryant Riley’s brokerage firm as a “bucket shop” on a 2001 Stamps.com earnings conference call. Moreover, should Carreker General Counsel Tod Mongon take a few minutes to review Securities Exchange Act of 1934, Section 13(d)(3) and related Rule 13d-3, he will realize thatlegal constitution of a “group” requires the exceptionally high hurdle that “two or more persons act as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding or disposing of securities of an issuer”, with the list of beneficial owners belonging to such group only including “any person who, directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise has or shares voting or investment power” in the Issuer. Lastly, as I am sure your lawyers will inform you, since 1992[23], two shareholders of any size, amounting to any combined percentage of Carreker, can debate or otherwise discuss amongst themselves the Company’s merits and pitfalls, intentions or expectations regarding matters of his/her own portfolio management, research, trading, or corporate governance involving the Company. Thus, at the risk of being officious, please take this word of advice: when the angry masses inevitably come huffing and puffing on the door of 4055 Valley View Lane, crying wolf pack will only enrich the Company’s attorneys and delay the unavoidable destiny a public company whose majority ownership wants it sold to the highest bidder.

21  Welsh, Carson Anderson, and Stowe sponsored its LBO valued at over $500 million in 1999.
22  Source: Carreker Corporation 2006 Proxy Statement.
23  In 1992, the SEC, under pressure from CalPERS et. al., revised its proxy rules to allow shareholders to communicate with each other without going through elaborate and expensive filing procedures. See Exchange Act Release No. 31326 (Regulation of Communications Among Shareholders; Oct.16, 1992), 57 Fed. Reg. 48276.

Pacific Corporate Towers, 13th Floor      222 N. Sepulveda Blvd.      El Segundo, CA 90245      (310) 662-1900

Baseless Accusation #3: Chapman Capital seeks short term, “quick-buck” profits at the expense of long term shareholders;
Cogent Rebuttal #3: Carreker’s long term shareholders seem to have paid dearly for believing in your long term plans for the Company.One by one, whether it be 11% shareholder J.W. Seligman or one of a handful of others that punted their ownership stake in just the past week (to Chapman Capital and others), your owners seem to have imbibed Denny’s Long-Term Value Cool Aid and now have “fool poisoning.” Clearly, after five years of restructurings and failed growth strategies, Carreker’s undervalued and unchanged stock price speaks for itself. We look forward to transitioning our ownership into what the U.S. government defines as “long-term” status on Day 366 of our holding period. Nothing would please our firm more than selling our entire position in the double digits per share, as legally “long-term shareholders,” at the conclusion of a successful auction in 2007.

Chapman Capital’s criticism is not directed, in the least, towards the hard-working, loyal employees who have been subjected to your apparent ineptitude as Carreker CEO.  In particular, it may be unfair to blame your son (and nepotistic beneficiary as President of the Global Payment Tech. division, John D. Carreker III (218,000 share/$1.3 million ownership vs. $400,000 total 2005 compensation) for any possible shortcomings, for after all, he had no control over who would contribute any part of his genetic makeup and seems equally destined to have been cursed with you as his professional role model. Moreover, it would be unkind to bring further attention to your brother, James D. “Jimbo” Carreker, who unceremoniously “ended his employment with The Bombay Company” and resigned as one of its directors just last week after Bombay’s Board determined not to automatically renew his contract as CEO. Indeed, his Carreker bloodline pressed the surface like a varicose vein in his March 3, 2006, Bombay press release announcing his imminent termination when he referred to the changes he had made “to create long-term shareholder value.” From the time of his being named Bombay’s CEO in June 2003 through his contact termination some three years later, Bombay’s shares fell some 80% from approximately $10 to $2 each, exposing the risk associated with such “long term” planning placed in the wrong, long-winded hands.

The Compensation Committee of Carreker, comprised of directors David Sias, J. Coley Clark and James Erwin, surely understands its fiduciary responsibility to a) tie pay to performance, and b) ensure that management is rewarded primarily when the shareholders receive the rewards of capital gains and not irrespective of the absence thereof. I refuse to believe that Suzette Massie (President, Global Payment; 35,000 share/$210,000 ownership vs. $400,000 total 2005 compensation), Lisa Peterson (EVP, CFO and Treasurer; 69,000 share/$415,000 ownership vs. $615,000 total 2005 compensation), Blake Williams (President, Revenue Enhancement, 90,000 share/$600,000 ownership vs. $400,000 total 2005 compensation), Michael Inman (EVP, Relationship Management), or Tod Mongan (SVP, General Counsel and Secretary) are in the least bit inept or indolent in performing their duties to the Company’s owners given the disconcerting small ratio of their ownership stake in the Company to their annual compensation. I am sure they all have excellent explanations besides the fact that they receive free handouts of restricted stock and free stock option authorized by the Compensation Committee. In fact, I have to believe that all of these executives awaken every morning and ponder, “Carreker’s owners have entrusted the Board to hire senior management like me to maximize the investment of long term Carreker owner/advisors J.W. Seligman and Kennedy Capital. I am going to ensure that my salary, which is part of an enormous SG&A expense line that consumes nearly every penny of my employer’s gross income, is money well spent by working to the best of my abilities today and every day. Long live the Owners!”

Pacific Corporate Towers, 13th Floor      222 N. Sepulveda Blvd.      El Segundo, CA 90245      (310) 662-1900

If our ownership stake in Carreker leaves you tossing and turning through sleepless nights, we recommend that you pick up a copy of insomnia-killer The Modern Corporation and Private Property by Adolph Berle and Gardiner Means. Printed 11 years before you were born, this corporate governance suspense thriller spells out Berle and Means’ view of how modern capitalism is characterized by pervasive oligopoly and the separation of management from ownership. For a decade now, I have lamented publicly via Schedule 13D filings on how fragmented equity ownership converts capital-risking “Owners” into un-concentrated, faceless, DTC-coded “shareholders.” In this conflicted world of “Agency Capitalism,” a board and its hired hands (together, the “Agents”) conveniently lose sight of the most important fact of their corporate lives: the Agents work for the Owners, and should such Agents differ in opinion from the majority of Owners regarding strategic and operational direction, it is incumbent upon those Agents to convert dissident Owners to management’s disparate views rather than simply state, “We possess more complete information and/or better judgment that the Owners who hired us.” Importantly, for the Agents’ intransigent approach to have any legitimacy, this “complete information” must be material in its relevance to a rational investor in his making a decision to buy or sell the company’s shares. If such “information” is in fact “material” by the SEC's definition thereof, then under Regulation FD the Company has a responsibility to make “fair disclosure” of any such information promptly via an 8-K filing (possibly accompanied by a press release), thus feeding the process of informing Owners of any material developments that the Agents feel is creating deficient Owner comprehension. In essence, Agents must make their alternate case public and subsequently convince the Owners that their own views are either out-of-date or simply irrational. We are watching this play out now in the battle for Board control of H.J. Heinz Company, as both incumbent and agitator have campaigned their cost cutting platforms to the entire Ownership base. Yet, if Agents truly were beholden to public company Owners rather than the executives to whom they often owe their directorship in the first place, there would be no need for proxy contests whatsoever as directors exercising due care would mediate the conflict between management’s plans and those of the Owner majority. While such mediation requires a director remaining able and willing to communicate with Owners, any director unable or unwilling to commit such time to fulfill his fiduciary duties simply should resign his directorship.

I must reiterate that Chapman Capital has absolutely no interest in obtaining Board seats at Carreker Corporation. While the conventional train of thought in shareholder activism is for the alpha male activist to evolve from chest-thumping, 13D-filing silverback to erectly gaited and eloquent Board control-seeking politician (imagine Governor Schwarzenegger somewhere in the middle), we have no interest in being shackled by the membership rules of a Club Carreker “insider”. Chapman Capital is a “Berle and Gardiner Shareholder Activist,” yearning for the ephemerally salubrious separation of management from ownership. To be honest, I begin to retch at the image of my flying into Dallas to attend a board meeting as a minority director outweighed by the group-think driven crew listed in the addressee section above. I have nightmares involving my choking down gourmet tuna sandwiches and uninformed, “long-term” business judgments, both being served in abundant quantity by you and your Texas “pardners.” Why should any Owner, such as Prescott, become fearfully compelled to serve on the Company’s board of directors -- you, your son, and the rest of the Carreker gang, according to “B&G”, are being paid hundreds of thousands of dollars, free stock and stock option, to maximize (and certainly not destroy) the value of the Owners’ investments? Essentially, the Owners gave you a lease on Carreker, but that lease ran out the minute J.W. Seligman hiked their 11% stake to its trading desk and audibled an ear piercing “Punt!” At that moment, on June 2, 2006, when your ability to point for support to the “long term shareholders” lapsed, the “two minute warning” on your career as a public company fiduciary began ticking away. However, I pray you do not rest peacefully at night dreaming of a world free of proxy fights; as should another shareholder determine to follow our lead, “shadow 13D” our filing, and propose an alternative slate of directors, consider your eviction notice having been served.

With three of Carreker’s directors as of just October 2005 either a) having already resigned or b) set for non-continuance at the 2006 Annual Meeting, the stage has been set for an overhaul of much lacking corporate governance. Chapman Capital owes deep gratitude, in advance, to Prescott President Jeff Watkins, as do all of Carreker’s public owners. Prescott filed a Schedule 13D (the “Prescott Original 13D”) nearly one year ago with the intention of “enter[ing] into discussions with management regarding the Issuer’s current expense levels and overall performance, [being] concerned by the erosion of the Issuer’s stockholder value resulting from what the Reporting Persons consider to be an excessive level of general and administrative expenses.” The Prescott Original 13D specifically highlighted that they had “publicly asked for the Issuer to provide greater detail into Issuer’s current business model, a model which presently incurs almost fifty cents of general and administrative expenses for each dollar of revenue brought in.” It is unfortunate that one of the Company’s largest owners seemingly felt so disturbed by the thought of entrusting its investment to Carreker’s incumbent directors that it felt compelled to expend its own scarce resources as a “Board watchdog.”

Pacific Corporate Towers, 13th Floor      222 N. Sepulveda Blvd.      El Segundo, CA 90245      (310) 662-1900

Our preliminary investigation of your eight years at the helm of this public company leaves us dubious as to your ability to execute any turnaround plan, no matter how facile the task. Unlike some of our activist peers agitating for their corporate targets to either sell larger bottles ketchup with less retail slotting, spin-off under-developed restaurant concepts, jack-up auto repairmen’s productivity, or attempt infeasible sale-lease back transactions after flipping burgers over the holidays, we do not seek an operational turnaround nor recapitalization of Carreker for that simple reason. Like the estimated nearly 20% of the Company’s ownership that recently has fled your stewardship via share convulsion after their fiduciary stomachs could no longer handle the putrid stench of your long-winded promises, we do not trust the Company’s Agents to execute any growth strategy or cost cutting plans.

Carreker’s annual meeting is scheduled for Thursday, July 13, 2006 in Dallas, but I suspect you will be saddened to be informed that I shall not be present as the Chap-Cap Funds were not shareholders as of the May 19, 2006 record date. However, I think you will feel my presence in spirit on that date and many more to follow, as Chapman Capital intends to initiate a full scale investigation of you and the balance of the Board, utilizing private investigators who will be directed to shadow your past, present and prospective activities as they potentially affect our ownership interest in the Company. We are interested in our Agents’ (i.e., management’s) work ethic, assessed from surveillance of your arrival and departure times at the office, country club, golf course, and dude ranch. We may seek to obtain intimate knowledge of all aspects of your life that may indicate an adverse effect or risk to our investment. In essence, you should live and breathe under the cloud that your past failures have subjugated you into a state of perpetual audit.

In conclusion, Chapman Capital, on behalf of what it believes is a majority of Carreker’s owners, demands that the Company’s’ Agents consummate an auction of Carreker. The Company’s board is packed with M&A veterans of acquisition targets such as BancTec, Inc., Wells Fargo, First Interstate Bank, Wyndham Intl., Patriot American Hospitality, activist-CEO’d Clarus Corporation, Bankers Trust, recently-acquired Dave & Buster’s, recently-acquired La Quinta Inns, and recently-acquired Pegasus Solutions. As a microcap public company forced to wade through public beach waters infested with the dorsal fins of Messrs. Sarbanes, Oxley, and Chapman, Carreker should be able to command a massive premium (to public market) valuation as part of either a vertically or horizontally combined strategic buyer, a financial buyer capable of obtaining management accountability and performance unattainable when management knows public equity is either faceless (small, non-demanding “shareholders”) or feckless (large, “flight over fight” owners like J.W. Seligman). A corporate sale at our estimated valuation would enrich you personally to the tune of over $25 million, which on top of your fat annual salaries (currently $446,000) and proceeds from the IPO (1.45 million of 3.65 million IPO shares sold @ $11/share were by “Selling Stockholders”) and secondary offering would allow Good Ol’ JD Carreker to give J.R. Ewing a run for the money on the ranch in Dallas.

Sincerely,
/s/ Robert L. Chapman, Jr.
Robert L. Chapman, Jr.

Pacific Corporate Towers, 13th Floor      222 N. Sepulveda Blvd.      El Segundo, CA 90245      (310) 662-1900